MANAGEMENT'S DISCUSSION & ANALYSIS

2018 THIRD QUARTER

This Management’s Discussion and Analysis (“MD&A”) was prepared by management as at October 25, 2018 and was reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three and nine months ended September 30, 2018, as well as the 2017 audited consolidated financial statements and the 2017 MD&A, dated February 28, 2018, and the 2017 Amended Annual Information Form (“AIF”), dated April 19, 2018. All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three and nine months ended September 30, 2018, and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in millions of United States dollars, except per ounce, per tonne, per pound, and per share data. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided. Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (“NI”) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Nevsun is headquartered in Vancouver, British Columbia. Nevsun’s mission is to build a strong, multi-mine, mid-tier mining company, delivering shared prosperity to all stakeholders. Nevsun’s common shares trade on the TSX and the NYSE American LLC (“NYSE American”), under the trading symbol “NSU”. The Company’s two principal assets are its ownership interest in the Timok Project, a high-grade copper-gold development project in Serbia, and its 60% owned zinc-copper Bisha Mine in Eritrea. The Company also holds a number of additional exploration licenses and permits in Serbia, Macedonia and in the Bisha mining district.

The Timok Project is a joint venture between the Company and Freeport-McMoRan Exploration Corporation (“Freeport”). The Company is currently the operator of the Timok Project and will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and is funding the first $20.0 million of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work pursuant to the terms of its joint venture arrangement based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study on either the Upper Zone or Lower Zone, Freeport’s ownership in the Lower Zone will increase to 54% from its current 40%. The Company will then own 100% of the Upper Zone and 46% of the Lower Zone. The Company and Freeport will be entitled to their pro-rata share of the economic benefits of the Lower Zone and the Company will be entitled to 100% of the economic benefits of the Upper Zone. From the date of acquisition through September 30, 2018, the Company has incurred $19.8 million of agreed Lower Zone work.

The Bisha Mine is a Volcanogenic Massive Sulfide (“VMS”) deposit which has been in production since February 2011. The first phase of the mine included gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the supergene phase expansion. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved in December 2013. Mining copper ore from the supergene phase ceased during Q2 2016. Commissioning of the zinc plant commenced in early June 2016 and commercial production was achieved in October 2016. The Company is now in the primary phase of the mineral deposit at the Bisha Mine and will continue to produce both zinc and copper in concentrate through to the end of the mine life, which is projected to the end of 2022.

The Bisha Mine is owned by Bisha Mining Share Company (“BMSC”), a 60% owned indirect subsidiary of Nevsun, with the remaining 40% owned by the State-owned Eritrean National Mining Corporation (“ENAMCO”). On December 12, 2007, BMSC was granted a 20-year mining licence for the Bisha Mine, and on July 6, 2012, a 10-year mining licence was granted for the Harena property, where a satellite VMS deposit exists. In 2016, BMSC acquired additional mineral exploration licence areas and now holds two exploration licences (Tabakin and New Mogoraib) in the Bisha mining district which is in close proximity to the Bisha Mine. The exploration licences, which cover 814 square kilometres, include a number of potential satellite VMS deposits. The Company and ENAMCO continue to investigate alternatives to extend the mine life, including potential underground developments and a regional exploration program.

THIRD QUARTER HIGHLIGHTS

  Strong quarterly production of 69.6 million pounds of zinc and 10.2 million pounds of copper.
  Revised full year 2018 zinc guidance upwards to 245 to 265 million pounds from 210 to 240 million pounds.
  Revised full year 2018 by-product copper guidance upwards to 33 to 38 million pounds from 25 to 30 million pounds.
  C1 cash costs(2) in middle of guidance at $0.71 per payable pound of zinc sold on a by-product basis.
  Revenue adversely impacted by lower zinc and copper prices.
  Advanced both the Timok Upper Zone Project and the Bisha Mine open pit extension.
  Announced friendly all-cash agreement for Nevsun to be acquired by Zijin Mining for US$1.41 billion.

	Three months ended Sept 30		Nine months ended Sept 30
(in millions of US dollars, unless otherwise noted)	2018	2017	2018	2017
Revenue	$71.6	$71.0	$254.8	$208.8
Impairment reversals (charges)	-	2.7	5.0	(67.0)
Earnings (loss) from mine operations (1)	(2.7)	12.3	23.1	(40.8)
Exploration expenses (1)	(4.2)	(12.2)	(14.0)	(40.5)
Net income (loss) (1)	(19.9)	(8.4)	(28.6)	(101.7)
Net loss attributable to Nevsun shareholders (1)	(18.7)	(11.6)	(32.5)	(81.0)
Basic loss per share attributable to Nevsun shareholders ($/share) (1)	$(0.06)	$(0.04)	$(0.11)	$(0.27)

Unrestricted cash	$88.7	$151.2	$88.7	$151.2
Working capital	135.5	179.1	135.5	179.1
Total assets (1)	1,066.7	1,101.2	1,066.7	1,101.2
Total non-current liabilities (1)	70.8	75.2	70.8	75.2

Zinc price realized, per payable pound sold ($/lb) (3)	$1.02	$1.44	$1.24	$1.30
C1 cash cost per payable zinc pound sold, by-product basis ($/lb) (2)	0.71	0.75	0.66	0.79
C1 cash cost per payable zinc pound sold, co-product basis ($/lb) (2)	0.94	0.84	0.85	0.88

Copper price realized, per payable pound sold ($/lb) (3)	$2.66	$2.99	$2.88	$2.75
C1 cash cost per payable copper pound sold, co-product basis ($/lb) (2)	1.58	1.70	1.53	1.62
(1)	Effective December 31, 2017, the Company voluntarily elected to retrospectively change its accounting policy with respect to exploration and evaluation expenditures, and as such, certain financial measures have been restated. Please refer to the Company’s 2017 annual consolidated financial statements for the full accounting policy, and to the Company’s Q3 2018 interim financial statements for disclosure surrounding the effect of the change as at and for the three and nine months ended September 30, 2017.
(2)	C1 cash cost per payable pound sold is a non-GAAP measure – see page 16 of this MD&A for discussion of non-GAAP measures and page 6 of this MD&A, Cash Costs, for explanation of per-unit costs.
(3)	Zinc and copper prices realized per payable pound sold include provisional pricing adjustments for shipments not yet settled, including shipments in previous periods. In Q3 2018, zinc and copper prices realized per payable pound sold of $1.02 and $2.66 respectively are inclusive of downward provisional pricing and other adjustments of $0.11 and $0.16 per payable pound sold respectively – see page 19 of this MD&A for a reconciliation of realized metal prices.

CORPORATE DEVELOPMENTS

On March 27, 2018, the Company published updated mineral reserve and resources for the Bisha Mine. Please refer to the Company’s 2017 AIF for more information.

On May 11, 2018, the Company filed a NI 43-101 pre-feasibility study (“PFS”) for the Timok Upper Zone declaring an initial probable mineral reserve with 27 million tonnes at 3.3% copper and 2.1 grams per tonne gold using a price of $3.00 per pound copper and $1,300 per ounce gold.

On June 26, 2018, the Company announced a NI 43-101 compliant initial inferred mineral resource for the Timok Lower Zone with 1.7 billion tonnes grading 0.86% copper and 0.18 grams per tonne gold (0.96% copper equivalent) for 31.5 billion pounds of copper and 9.6 million ounces of gold. The Company filed a NI 43-101 Technical Report incorporating the initial resource statement for the Timok Lower Zone on August 7, 2018.

On July 5, 2018, the Company issued its 2017 annual CSR report. The Company continues with its transparent approach to operations and contributions to the communities in which it operates, including the reporting of funds paid to the State of Eritrea in the form of taxes and royalties.

On July 26, 2018, the Company received notice that Lundin Mining Corporation had made an unsolicited offer to acquire all of the issued and outstanding shares of Nevsun.

On September 14, 2018, Zijin Mining Group Company Limited (“Zijin”) commenced a take-over bid to acquire all of the issued and outstanding shares of the Company for C$6.00 per share in cash (the “Offer”). Zijin and the Company entered into a pre-acquisition agreement dated September 4, 2018 (the “Pre-Acquisition Agreement”) pursuant to which Zijin agreed to make the Offer and the Company’s Board of Directors agreed to endorse and recommend the Offer to the Company’s shareholders, all subject to the conditions set for in the Pre-Acquisition Agreement and which are described in Zijin’s take-over bid circular and the Company’s directors’ circular, both dated September 14, 2018 (the “Circulars”).  The Offer is valued at CAD $1.86 billion ($1.41 billion) and is not subject to any financing conditions. The Offer is subject to certain specified conditions being satisfied, or where permitted, waived at the expiry time or such earlier or later time during which the Company’s issued and outstanding shares may be deposited under the Offer, excluding the mandatory 10-day extension period or any extension thereafter, which include: (i) there having been validly deposited under the Offer, and not withdrawn 50% of the Company’s issued and outstanding shares together with certain shareholder rights plan rights, which is a non-waivable condition; (ii) there having been validly deposited  under the Offer and not withdrawn 66 2/3% of the Company’s issued and outstanding shares together with certain shareholder rights plan rights; (iii) certain  regulatory approvals having been obtained; and (iv) there not having occurred, prior to the expiry date, a Material Adverse Effect, (as defined in the Pre-Acquisition Agreement) with respect to the Company. Management expects the Offer to be completed in Q4 2018 or Q1 2019. The Company has been advised by Zijin that Zijin has received Canadian Competition Act clearance for the Offer as well as approval from the People’s Republic of China’s National Development and Reform Commission (“NDRC”). If the Pre-Acquisition Agreement is terminated in certain circumstances described in the Pre-Acquisition Agreement, including failure to obtain the necessary approvals from relevant authorities in China, subject to certain exceptions, Zijin will be required to pay the Company a reverse termination payment of $50 million. If the Offer is not completed as a result of a superior proposal, or in certain other circumstances described in the Pre-Acquisition Agreement, the Company will be required to pay Zijin a termination payment of $50 million. In accordance with the Company’s share-based compensation plans, all of the Company’s share-based awards including stock options, restricted share units, performance share units and deferred share units will automatically vest upon a change of control. Additional information is available in the Circulars which are available under the Company’s profile on SEDAR at www.sedar.com.

2018 OUTLOOK UPDATE

The Company’s previously published 2018 production guidance is 210 to 240 million pounds of zinc and 20 to 30 million pounds of copper. Zinc production in the first nine months of the year was 192.5 million pounds with strong production expected to continue through the remainder of 2018. Accordingly, 2018 production guidance has been revised upwards to 245 to 265 million pounds of zinc. Copper by-product production in the first nine months of the year was 27.8 million pounds and continues to benefit from the implementation of the sodium meta bisulphate (“SMBS”) reagent scheme in mid-June. Due to sustained positive results, 2018 production guidance has been revised upwards to 33 to 38 million pounds of copper.

C1 cash costs per payable pound of zinc sold on a by-product basis are expected to be $0.60 to $0.80 in 2018. C1 cash costs on a by-product basis were $0.66 in the first nine months of the year as strong production results were offset by higher operating costs. Accordingly, C1 cash costs on a by-product basis are expected to remain within the expected range in 2018.

OPERATING REVIEW

Timok Project Update

Site preparation activities continued in the third quarter to advance the construction of the portal and exploration decline. These included the construction of site infrastructure and roads, stripping, and establishing site security and water management systems including storage ponds. Following preparatory work, excavation began as scheduled in late August on the decline boxcut. Permitting activities also continued with the submission of an Elaborat, a Serbian mineral reserve report, to the Serbian Ministry of Mining and Energy in early September.

The Timok Project FS is progressing on schedule for release in mid-2019 with work currently focused on refining the project and optimizing costs. A ramp-up scenario continues to be examined starting with initial production at 1.6 million tonnes per annum ramping up to 3.25 million tonnes per annum over a two-year period.

As at September 30, 2018, the Company has acquired 100% of the land required for development of the exploration decline and 74% of the required private land for construction of the Upper Zone project. From April 1, 2018 and following the release of the PFS results in late March 2018, the Company has commenced the capitalization of evaluation costs at the Timok Upper Zone incurred to expand the reserve and its associated value. As at September 30, 2018, $12.2 million of evaluation expenditure was capitalized.

At the Lower Zone, a core relogging program continued to better define the geological constraints on this resource to be used in future economic studies. A NI 43-101 Technical Report incorporating the initial resource statement for the Timok Lower Zone was filed in August 2018.

Key Operating Information – Bisha Mine

	YTD 2018	Q3 2018	Q2 2018	Q3 2017
Mining
Ore mined, tonnes (1)	1,686,000	464,000	582,000	383,000
Waste mined, tonnes(2)	14,610,000	5,185,000	4,900,000	4,126,000
Strip ratio, using tonnes(2)	8.3	9.7	8.4	10.8
Processing
Ore milled, tonnes	1,613,000	559,000	491,000	524,000
Zinc feed grade, %	6.7	6.7	6.1	6.8
Copper feed grade, %	1.1	1.1	1.1	1.0
Recovery, % of zinc	81.1	83.9	77.6	74.0
Recovery, % of copper(3)	68.3	74.5	69.4	33.4
Zinc concentrate grade, %	48.3	49.1	47.8	42.0
Copper concentrate grade, %(3)	21.6	22.3	21.5	17.8
Zinc in concentrate produced, millions of pounds	192.5	69.6	51.3	57.8
Zinc in concentrate produced, tonnes	87,300	31,600	23,300	26,300
Copper in concentrate produced, millions of pounds	27.8	10.2	8.6	4.0
Copper in concentrate produced, tonnes	12,600	4,600	3,900	1,800
Payable zinc in concentrate sold, millions of pounds	151.6	44.4	53.8	43.4
Payable zinc in concentrate sold, tonnes	68,800	20,200	24,400	19,800
Payable copper in concentrate sold, millions of pounds	21.4	9.3	4.3	3.1
Payable copper in concentrate sold, tonnes	9,600	4,100	2,000	1,400

(1)	Ore tonnes mined for the three and nine months ended September 30, 2018 consisted of 464,000 and 1,686,000 tonnes of primary ore (Q3 2017 – 381,000 and 1,618,000 tonnes of primary ore and 2,000 and 70,000 tonnes of supergene ore).
(2)	Waste tonnes mined for the three and nine months ended September 30, 2018 include 690,000 tonnes relating to stripping for an open pit extension which commenced in July 2018. This material has been excluded from the strip ratio.
(3)	Represents the copper recovery to copper concentrate from the copper flotation circuit only, and excludes copper recovered to zinc concentrates.

The Bisha Mine maintained total quarterly material movement above five million tonnes for a fourth consecutive quarter. This sustained improvement in mine performance reflects the ongoing impact of additional mining equipment commissioned earlier in 2018 and the development of an in-pit waste dump. Stripping also commenced in July for an open pit extension with 690,000 tonnes moved in the quarter. The third quarter coincides with the wet season in Eritrea and despite rainfall being almost double the normal amount in 2018, high levels of production were maintained. Ore supply remained tight throughout the quarter due to lower productivity in constrained work areas at the bottom of the pit, however zinc feed grade of 6.7% improved over the previous quarter, while copper feed grade remained at 1.1%. Strong recoveries of both zinc and copper continued through the third quarter with 83.9% and 74.5% achieved respectively.

During Q3 2018, the Company sold 44.4 million pounds of payable zinc in zinc concentrate and 9.3 million pounds of payable copper in copper concentrate, compared to 53.8 million pounds of payable zinc and 4.3 million pounds of payable copper, respectively, in Q2 2018. Concentrate grades averaged 49.1% for zinc and 22.3% for copper. Despite strong zinc production in Q3, the volume of payable zinc in concentrate sold decreased 17% from Q2 2018 as a result of processing higher-grade material late in the quarter which remained in concentrate inventory at September 30, 2018.

At September 30, 2018, 765,000 tonnes of stockpiled material were available for processing. Of this, 80,000 tonnes of supergene ore and 464,000 tonnes of non-homogeneous “zinc-only” primary ore containing high and medium zinc grades remain classified as non-current inventory. No quantities of these stockpiles are currently planned to be processed within the next twelve months. The remaining 221,000 tonnes are planned to be processed within the next twelve months, including 136,000 tonnes of “zinc-only” primary ore that had been previously classified as non-current inventory. As a result, $3.3 million of zinc-only ore was reclassified from non-current inventory to current inventory at September 30, 2018.

C1 Cash Costs – Bisha Mine

		Three months ended September 30, 2018
(US dollars per pound)		Zinc (copper as by-product)		Zinc (co-product)		Copper (co-product)
Payable metal sold		44.4		44.4		9.3
Operating expenses and selling costs	$/lb	0.91	$/lb	0.91	$/lb	1.85
Concentrate treatment and refining charges		0.03		0.03		0.36
Concentrate by-product credits		(0.23)		-		(0.63)
Total C1 cash cost		0.71		0.94		1.58

C1 cash costs have been calculated on a by-product cost basis for zinc, treating copper sales as a by-product credit to reported zinc sales. C1 cash costs are also presented on co-product bases for zinc and copper, which allocates joint costs based on expected revenue from actual production in order to provide consistency with reporting from previous periods. Please refer to the section ‘Non-GAAP Performance Measures’ for additional detail on C1 cash costs.

On a by-product basis, zinc C1 cash costs were negatively influenced in Q3 2018 by a higher strip ratio than in the previous quarter resulting in greater costs incurred per tonne of ore mined. This was combined with continued high maintenance and fuel costs as well as increased reagent usage following implementation of the SMBS reagent scheme in mid-June. However, zinc C1 cash costs were positively influenced by increases in zinc feed grade and overall zinc production as compared to the previous quarter. By-product credits represent the net margin realized on copper sales with copper sales in Q3 2018 higher than in Q2 2018 resulting in increased by-product credits.

Exploration

Timok Project

In Q3 2018, diamond drilling on the Timok Project consisted of regional exploration drilling on the Brestovac Metovnica property (5,541 metres in 9 holes) in search for additional high sulphidation epithermal mineralization like that of the Upper Zone. Focus areas included the Eastern Target 2 area immediately east of the Upper Zone; along the northeastern edge of the Lower Zone footprint; the area to the west of the Upper Zone; and 2 kilometres to the southeast of the Upper Zone. Strong Upper Zone style alteration with associated pyrite, enargite, chalcopyrite and minor covellite mineralization typical of the outer edge of the Upper Zone is being encountered in all of the holes immediately around Cukaru Peki.  The intense clay-rich alteration encountered presented challenges for drilling and many holes were lost prematurely.  As such, borehole electromagnetic surveying has not been utilized in many of the holes to date.

Drilling also continued as part of a condemnation drill program aimed to ensure that no significant mineralization is present near proposed infrastructure where this infrastructure could be impacted by or sterilize this mineralization. In Q3 2018, 5,529 metres of drilling was completed in 17 holes with no significant zones of mineralization encountered.

Bisha

In Q3 2018, exploration diamond drilling was completed on the Bisha Mining License (727 metres in 2 holes) and the Tabakin Exploration License (1,193 metres in 4 holes). No new zones of significant mineralization were encountered. Diamond drilling for geotechnical evaluation was completed on the Harena deposit (1,896 metres in 8 holes) to further assess the deposit for potential future mining. In addition, diamond drilling for pit wall stability studies was completed at Bisha (1,318 metres in 7 holes).

In the third quarter, the focus of exploration transitioned from the testing of isolated geophysical anomalies to the evaluation of the long favourable trends between the known deposits where the geophysical signature of a deposit is likely to be masked by regional graphitic horizons. This work is better suited to reverse circulation drilling which was completed on the Bisha Mining License (3,328 metres in 50 holes) and the Tabakin Exploration License (1,344 metres in 18 holes). In addition, ground and borehole geophysical surveying, soil and rock geochemistry and other geological work was completed on the Mogoriab, Tabakin and Bisha Licenses.

Tilva, BEM and Macedonia

During Q3 2018, drilling was completed in one hole for 533 metres on the Nikolicevo property that forms part of the Tilva Joint Venture with Rio Tinto.  In addition, Titan 24 geophysical surveying was completed over part of the property and additional drilling is planned for Q4 2018.  Drilling was also completed in one hole for 1,081 metres on the Tilva Njagra property.  Encouraging porphyry style alteration was intersected and assays are pending.

Drilling was completed on the BEM Donja Studena and Samanjac properties in Q3 2018 to evaluate the sedimentary copper model concept. At Donja Studena, 997 metres in 2 holes were completed with no significant zones of copper intercepted.  At Samanjac, 983 metres in 6 holes were completed with copper bearing bleached zones encountered, validating the sedimentary copper model concept.  Assays are pending.  Drilling also resumed at the Parlozi project where 1,881 metres in four holes were completed with drilling defining an extensive silica - pyrite alteration zone.  Assays are pending.

In Macedonia, drilling was initiated on the Dvorishte license with 1,423 metres completed in 6 holes.  Porphyry style alteration dominated by pyrite is being intersected and assays are pending.

FINANCIAL RESULTS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

The following variances result when comparing operations for the three and nine-month periods ended September 30, 2018, with the same periods of the prior year:

	Three months ended Sept 30		Nine months ended Sept 30
(in millions of US dollars, unless otherwise noted)	2018	2017	2018	2017
Revenues	$71.6	$71.0	$254.8	$208.8
Operating expenses	53.4	42.1	160.7	127.3
Royalties	3.9	3.4	14.4	13.3
Depreciation and depletion(1)	17.0	15.9	61.6	41.9
Impairment charges (reversals)	-	(2.7)	(5.0)	67.0
Earnings (loss) from mine operations(1)	(2.7)	12.3	23.1	(40.8)
Exploration expenses(1)	4.2	12.2	14.0	40.5
Administrative	13.6	5.6	28.0	16.2
Finance costs	0.5	0.5	1.6	1.5
Finance income	0.2	0.6	0.9	1.4
Income tax expense (recovery)(1)	(0.8)	3.0	9.1	4.1
(1)	Effective December 31, 2017, the Company voluntarily elected to retrospectively change its accounting policy with respect to exploration and evaluation expenditures, and as such, certain financial measures have been restated. Please refer to the Company’s 2017 annual consolidated financial statements for the full accounting policy, and to the Company’s Q3 2018 interim financial statements for disclosure surrounding the effect of the change as at and for the three and nine months ended September 30, 2017. Comparative discussions below on financial statement classifications impacted by this change in accounting policy are denoted by the term “(Restated)” in the header.

Revenues

The composition of the Company’s revenues in the three and nine months ended September 30, 2018 is as follows:

	Three months ended Sept 30		Nine months ended Sept 30
(in millions of US dollars, unless otherwise noted)	2018	2017	2018	2017
Zinc concentrate sales	$50.2	$59.8	$208.3	$169.9
Zinc concentrate mark-to-market adjustments	(4.8)	2.5	(19.7)	(0.1)
Zinc concentrate by-product sales	0.1	0.3	1.9	7.6
Zinc concentrate treatment charges	(1.3)	(2.9)	(3.7)	(10.4)
Total revenue from zinc concentrate contracts	44.2	59.7	186.8	167.0
Copper concentrate sales	26.3	9.5	63.8	29.2
Copper concentrate mark-to-market adjustments	(1.5)	(0.2)	(2.2)	0.5
Copper concentrate by-product sales	5.9	2.4	14.7	8.3
Copper concentrate treatment and refining charges	(3.3)	(1.6)	(8.3)	(4.9)
Total revenue from copper concentrate contracts	27.4	10.1	67.9	33.1
Other revenue	-	1.3	-	8.7
Revenues	$71.6	$71.0	$254.8	$208.8

Revenues in the three months ended September 30, 2018 increased slightly over those realized in the comparative period as a result of improved copper production resulting in increased copper sales, offset in part by lower zinc sales. Despite a comparable volume of zinc sales in both periods, revenue was negatively influenced by the significant decrease in realized zinc price to $1.02 per payable pound sold in Q3 2018 from $1.44 in Q3 2017. The decrease reflects a weakening of zinc prices in the third quarter of 2018 and negative provisional pricing adjustments for shipments not yet settled, including shipments in previous quarters. Sales in the nine months ended September 30, 2018 increased over those realized in the comparative period as a result of improved production of both zinc and copper, higher metals prices in the first half of 2018, and the drawdown of concentrate stockpiles through the nine months ended September 30, 2018 from December 31, 2017.

Zinc revenues in the three months ended September 30, 2018 include sales of 44.4 million payable pounds of zinc (Q3 2017 – 43.4 million) at an average realized price per pound of $1.02 (Q3 2017 – $1.44). Zinc sales are net of downward provisional and final pricing and physical quantity adjustments of $4.8million (Q3 2017 – positive adjustment $2.5 million). Zinc revenues in the nine months ended September 30, 2018 include sales of 151.6 million payable pounds of zinc (nine months ended September 30, 2017 – 130.6 million) at an average realized price per pound of $1.24 (nine months ended September 30, 2017 – $1.30) and are net of downward provisional and final pricing and physical quantity adjustments of $19.7 million (nine months ended September 30, 2017 – $0.1 million). The increase in provisional pricing adjustments in both the three and nine-month periods reflect a weakening of zinc prices and the resulting downward adjustments for shipments not yet settled, including shipments in previous periods.

Copper revenues in the three months ended September 30, 2018 include sales of 9.3 million payable pounds of copper (Q3 2017 – 3.1 million) at an average realized price per pound of $2.66 (Q3 2017 – $2.99). Copper revenues in the nine months ended September 30, 2018 include sales of 21.4 million payable pounds of copper (nine months ended September 30, 2017 – 10.8 million) at an average realized price per pound of $2.88 (nine months ended September 30, 2017 – $2.75).

The Company did not complete any sales of direct shipped ore (“DSO”) in the nine months ended 2018. In the three months ended September 2017, the Company completed DSO sales which contained approximately 2,000 gold equivalent ounces from stockpiled material that resulted in other revenue of $1.3 million. In the nine months ended September 30, 2017, the Company completed DSO sales which contained approximately 13,000 gold equivalent ounces from stockpiled material that resulted in other revenue of $8.7 million. In both periods, the gold equivalent ounces were calculated based on a ratio of 71:1 silver to gold.

Operating Expenses

Operating expenses incurred during the three and nine months ended September 30, 2018 have increased as a result of several factors. Firstly, maintenance of heavy mining equipment (“HME”) continues to be outsourced to a contractor resulting in higher costs but improved availabilities of equipment. The new HME that arrived at the Bisha Mine in late 2017 and early 2018 are now fully operational, which has allowed for a sustained focus on maintenance of older assets. Additionally, operating expenses reflect increased reagent usage, which has had a positive impact on copper recoveries and copper concentrate grades. Fuel costs are also higher as the cost of fuel on a per-litre basis has increased over the comparative periods. Lastly, due to increased sales volumes in 2018, higher transport and shipping costs were incurred.

In the nine months ended September 30, 2017, operating expenses were net of a $9.8 million non-recurring credit related to the recovery of withholding taxes on contractor payments overpaid in prior years. After removing the non-recurring credit, operating expenses in the nine months ended September 30, 2018 of $160.7 million are 17% higher than adjusted operating expenses in the nine months ended September 30, 2017 of $137.1 million.

Royalties

The Company incurs a 3.5% royalty on the sale of base metals and a 5% precious metals royalty on the sale of gold and silver. Royalties are payable at the time concentrate shipments leave the Bisha Mine, which precedes the revenue recognition point. The Company is required to remit royalties on metals within concentrate on a contained, rather than payable, basis.

Despite revenue being over 22% higher in the nine months ended September 30, 2018, royalty expense is only 8% higher than in the comparative period as royalty expense in the nine months ended September 30, 2017 includes $1.6 million related to 2016 production that had originally been accrued on a payable, rather than contained, basis.

Depreciation And Depletion (Restated)

Depreciation is calculated primarily using the units-of-production method with metal pounds produced and ore tonnes mined as the basis for the calculation. Fixed assets such as mobile equipment and buildings are amortized using the declining balance method. The Bisha Mine life was shortened by approximately four years effective July 2017 resulting in an increased per-unit rate of depreciation for assets depreciated using the units of production method. This was partially offset by a mine life extension of approximately one year in June 2018 following the approval of an open pit extension which commenced in July 2018.

Depreciation recorded during the three months ended September 30, 2018 was higher than in the comparative period primarily as a result of increased ore tonnes mined offset in part by a shorter mine life in effect during the three months ended September 30, 2017. Depreciation recorded during the nine months ended September 30, 2018 was higher than in the comparative period primarily as a result of a longer mine life in effect in the first six months of 2017 and a decreased per unit rate of depreciation during that period for assets depreciated using the units of production method. Depreciation has also increased in both the three and nine-month periods ended September 30, 2018 due to new assets brought into use at the Bisha Mine in 2018, including the Phase III tailings management facility lift and HME additions.

Impairment Charges

In Q2 2017 the Company recorded a write down of $69.7 million in connection with a revised life of mine plan. The write down was comprised of $58.8 million of long term stockpiles for material which was no longer in the life of mine plan and $10.9 million of equipment and related materials and supplies inventory for which it was estimated that there was no longer any useful life. Of the write down, $21.0 million was reversed in the second half of 2017, comprising $19.6 million of stockpiles that were deemed economic and $1.4 million relating to revisions of estimates of property, plant and equipment that were originally deemed to be non-operational and therefore obsolete.

During the nine months ended September 30, 2018, a further $5.0 million of impairment charges related to mine equipment and related materials and supplies inventory were reversed. As a result of the mine life extension announced in June 2018, it was determined that certain equipment previously written-down would be able to conduct additional waste mining as part of the extended life of mine plan. The reversal of impairment charge relates to these assets.

Earnings (loss) from Mine Operations (Restated)

The Company generated a loss from mine operations of $2.7 million in the three months ended September 30, 2018 compared to earnings generated of $12.3 million in the comparative period. The decrease is largely as a result of increased operating expenses and non-cash depreciation.

Exploration Expenses (Restated)

	Three months ended Sept 30		Nine months ended Sept 30
(in millions of US dollars, unless otherwise noted)	2018	2017	2018	2017
Bisha Mine	$1.1	$1.9	$4.3	$7.4
Timok Brownfield exploration	2.3	5.3	6.9	19.0
Timok Lower Zone	-	4.5	1.2	13.2
Other Serbian and Macedonian properties	0.8	0.6	1.5	0.9
Exploration expenses (restated)	4.2	12.2	14.0	40.5

As disclosed in the Company’s 2017 annual consolidated financial statements, the Company has voluntarily changed its accounting policy for expenditures on exploration and evaluation, with all such expenditures now expensed until proven and probable mineral reserves have been declared, and the Company believes that further work will add economic value to those reserves. Exploration expense consists of activities such as drilling, assaying, sampling, technical studies and directly attributable administrative expenditures.

From April 1, 2018 and following the release of the PFS results in late March 2018, the Company has commenced the capitalization of evaluation costs at the Timok Upper Zone incurred to expand the reserve and its associated value. During the three and nine months ended September 30, 2018, $6.5 million and $12.2 million, respectively, of evaluation costs incurred on the Timok Project Upper Zone were capitalized (three and nine months ended September 30, 2017 - $nil).

Administrative

Administrative costs comprise head office costs including salaries and employee benefits, share-based payments, business development and other general administrative expenses. The $8.0 million increase in the three months ended September 30, 2018 from the comparative period includes $5.4 million in business development expenses relating to the Zijin Offer and the unsolicited offer from Lundin Mining Corporation, consisting of professional and consulting fees and other related expenses. There was also an increase of $1.5 million in employee compensation primarily due to an increase in the valuation of accrued share-based payments, the value of which is based on the Company’s share price, which increased during the same period.

The $11.8 million increase in administrative costs in the nine months ended September 30, 2018 also related to increased business development expenses and an increase in the valuation of accrued share-based payments, in line with increases in the Company’s share price during this period. Additionally, $3.0 million related to the Canaccord claim was expensed in the second quarter of 2018 – see the ‘Commitments and Contingencies’ section of this MD&A for a discussion of the Canaccord claim. These increases were partially offset by higher employee compensation costs in the comparative period as a result of non-recurring employee severance and expedited vesting of some of the Company’s outstanding share unit incentives that are cash-settled.

Finance Costs And Income

In the three and nine months ended September 30, 2018 and 2017, finance costs are comprised entirely of accretion expense on the Company's reclamation liability and finance income is comprised of interest earned on cash and cash equivalent balances.

Income Taxes (Restated)

Income tax expense relates to earnings from mine operations at the Bisha Mine. During the three months ended September 30, 2018, income tax recovery is the result of a loss generated from mining operations. During the nine months ended September 30, 2018, income tax has increased as a result of improved operating results and higher taxable income. The Bisha Mine is subject to a statutory tax rate of 38%.

LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

The Company’s unrestricted consolidated cash and cash equivalents at September 30, 2018, were $88.7 million (December 31, 2017 – $124.6 million). Cash and cash equivalents attributable to Nevsun shareholders, excluding ENAMCO’s 40% share of cash held by BMSC, was $79.5 million (December 31, 2017 - $115.7 million).

Unrestricted consolidated cash and cash equivalents decreased by $36.4 million during the three months ended September 30, 2018 as a result of $23.4 million of investment in property, plant and equipment primarily relating to the Timok Upper Zone Project and the Bisha Mine open pit extension, $10.0 million of cash used in operating activities including expenses relating to the Zijin Offer and $3.0 million of cash placed in trust and reclassified to restricted cash.

Restricted cash of $5.3 million at September 30, 2018 (December 31, 2017 – nil) consists of $2.3 million which supports a bank guarantee in connection with a construction contract at the Timok Project and $3.0 million held in trust in connection with the Canaccord claim – see the ‘Commitments and Contingencies’ section of this MD&A for a discussion of the Canaccord claim.  Working capital, including cash and cash equivalents, was $135.5 million (December 31, 2017 – $162.3 million).

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk. There are no off-balance sheet arrangements.

Operating Activities (Restated)

In the third quarter, cash flows used in operating activities before income taxes paid were $13.0 million (Q3 2017 – $2.2 million) and were negatively influenced by higher operating expenses and business development costs. During the nine months ended September 30, 2018, cash flows generated from operating activities before income taxes paid were $35.5 million (nine months ended September 30, 2017 - $5.5 million) and reflected higher metals prices in the first half of 2018, offset in part by higher operations and business development costs. Additionally, the Company commenced the capitalization of evaluation costs at the Timok Upper Zone from April 1, 2018 with related cash expenditure capitalized as property, plant and equipment and included in investing activities from that date. During the nine months ended September 30, 2018, the Company also remitted $8.0 million in income taxes, all related to the 2018 fiscal year (nine months ended September 30, 2017 – $18.8 million, all related to the 2016 fiscal year; no income tax was paid for the 2017 fiscal year).

Investing Activities (Restated)

	Three months ended Sept 30		Nine months ended Sept 30
(in millions of US dollars, unless otherwise noted)	2018	2017 (restated)	2018	2017 (restated)
Timok Upper Zone capital expenditures	$10.8	$-	$17.1	$-
Timok land acquisition	2.2	0.2	6.5	0.5
Bisha Mine capitalized stripping	2.1	-	2.1	-
Bisha Mine sustaining capital expenditures	12.6	5.4	19.8	11.5
Other capital expenditure	4.2	0.7	4.8	1.3
Total capital additions	31.9	6.3	50.3	13.3
Reconciliation to cash capital additions:
Contractor deposit classified as restricted cash	-	-	2.3	-
Capitalized equipment depreciation	(0.3)	-	(0.3)	-
Capital accruals	(8.2)	4.9	(4.8)	2.6
Total cash capital additions	$23.4	$11.2	$47.5	$15.9

During the third quarter, the Company invested $23.4 million in property, plant and equipment (Q3 2017 - $11.2 million). At the Timok Upper Zone project, expenditure primarily related to construction of the exploration decline as well as ongoing FS work, permitting activities and land acquisition.  At the Bisha Mine, expenditure primarily related to the open pit extension including procurement of HME and capitalized stripping.

Financing Activities

In the third quarter, the Company generated a cash inflow of $0.1 million from financing activities due to shares issued as a result of stock options exercised (three months ended September 30, 2017 - cash used of $6.7 million). In the nine months ended September 30, 2018, the Company used $15.9 million in financing activities (nine months ended September 30, 2017 - $18.8 million) including $2.7 million of dividends paid to Nevsun shareholders (nine months ended September 30, 2017 – $16.1 million), and $14.0 million of distributions to non-controlling interests (nine months ended September 30, 2017 – distributions net of repayments of $3.0 million).

On January 31, 2018, the Company announced that it would be suspending declarations of dividends, and as such no dividends were declared by the Company during the nine months ended September 30, 2018.

Commitments and Contingencies

Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in these interim financial statements.

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project. In early April 2016, Canaccord and Reservoir entered into an advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). In September 2016, Canaccord filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement.

The claim was heard in the British Columbia Supreme Court (“the Court”) on January 25 and 26, 2018. On April 27, 2018, the Court released its judgment concluding that the Transaction Fee under the April Advisory Agreement should total CAD$9.9 million. The decision was subsequently appealed by Canaccord and cross-appealed by Reservoir in May 2018. At September 30, 2018, the Company has accrued an additional CAD$3.9 million ($3.0 million) in administrative expenses, representing the Transaction Fee of CAD$9.9 million per the Court’s judgement less fees previously paid to Canaccord of CAD$6.0 million.

Environmental Bond

As at September 30, 2018, the Company has arranged for the issuance of an environmental performance bond for the Bisha Mine for $65.0 million (December 31, 2017 – $40.0 million) at a cost of 1% per annum. The environmental performance bond is in favour of the Eritrean Ministry of Energy and Mines and is renewable April 15, 2019.

Purchase Commitments

As at September 30, 2018, the Company had commitments to purchase and unsettled obligations for property, plant and equipment of $8.8 million (December 31, 2017 - $1.8 million).

OUTSTANDING SHARE DATA

As of October 25, 2018, the Company had 302,592,672 shares and 7,157,233 options issued and outstanding.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. Starting at the end of Q2 2016, the commissioning phase of the zinc flotation plant began. Costs directly attributable to the production of zinc concentrate incurred during this phase, which is defined by the processing of primary ore, were capitalized until commercial production was declared and sales of commercially produced material commenced in Q4 2016.

All figures in this table from Q4 2016 through Q3 2017 have been restated to reflect the Company’s voluntary change in accounting policy with respect to exploration and evaluation expenditures. Please refer to note 27 in the Company’s 2017 annual consolidated financial statements for more information.

(in millions of US dollars, unless otherwise noted)	2018 3rd	2018 2nd	2018 1st	2017 4th
Revenues	$71.6	$76.4	$106.7	$80.6
Earnings (loss) from mine operations	(2.7)	2.4	23.4	15.0
Net income (loss) for the period	(19.9)	(9.3)	0.5	2.1

Net loss attributable to Nevsun shareholders	(18.7)	(9.4)	(4.5)	(3.7)
Loss per share attributable to Nevsun shareholders – basic ($/share)	(0.06)	(0.03)	(0.01)	(0.01)
Loss per share attributable to Nevsun shareholders – diluted ($/share)	(0.06)	(0.03)	(0.01)	(0.01)

(in millions of US dollars, unless otherwise noted)	2017 3rd (Restated)	2017 2nd (Restated)	2017 1st (Restated)	2016 4th (Restated)
Revenues	$71.0	$66.1	$71.6	$36.2
Earnings (loss) from mine operations	12.3	(64.9)	11.8	(4.7)
Net income (loss) for the period	(8.4)	(84.2)	(9.1)	(17.9)

Net income (loss) attributable to Nevsun shareholders	(11.6)	(57.9)	(11.6)	(16.5)
Earnings (loss) per share attributable to Nevsun shareholders – basic ($/share)	(0.04)	(0.19)	(0.04)	(0.08)
Earnings (loss) per share attributable to Nevsun shareholders – diluted ($/share)	(0.04)	(0.19)	(0.04)	(0.08)

NON-GAAP PERFORMANCE MEASURES

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). The performance measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The table below provides a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 Cash Cost Per Payable Pound Sold

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties, depreciation, and depletion are excluded from the calculation of C1 cash cost per payable pound sold. The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.

By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces by-product metals, gold and silver, incidentally to zinc and copper production activities. Gold and silver are considered to be by-products as they generally represent less than 20% of revenues from concentrate.

Additionally, copper metal may also be considered a by-product in relation to zinc sales given that revenue from sales of copper concentrate may range from 20% to 30% of total revenue. Therefore, the Company has presented its C1 cash cost per payable pound sold of zinc on both a by-product basis (with gold, silver and copper as by-products), and on a co-product basis (with gold and silver as by-products). The presentation of both methods is intended to provide another illustrative representation of the net cost of zinc production at the Bisha Mine. Copper by-product credits are expected to vary period to period as sales quantities of copper concentrate may differ between quarters based on production quantities and the timing of shipments, and from metal prices movements.

The cash cost per payable pound sold will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per payable pound sold is calculated by dividing the total costs, net of the by-product credits, by payable pounds of metal sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

(in thousands of US dollars, except per pound amounts)
	Zinc (copper as by-product)
	Q3 2018		Q3 2017		YTD 2018		YTD 2017
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		44.4		43.4		151.6		130.6
Operating expenses and selling costs	$40,382	$0.91	$34,112	$0.78	$127,501	$0.84	$112,467	$0.86
Add:
Concentrate treatment and refining charges	1,291	0.03	2,863	0.07	3,686	0.02	10,445	0.08
Less:
Concentrate by-product credits	(10,268)	(0.23)	(4,296)	(0.10)	(30,638)	(0.20)	(19,792)	(0.15)
Total C1 cash cost	$31,405	0.71	$32,679	0.75	$100,549	$0.66	$103,120	0.79

(in thousands of US dollars, except per pound amounts)
	Zinc (co-product)				Copper (co-product)
	Q3 2018		Q3 2017		Q3 2018		Q3 2017
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		44.4		43.4		9.3		3.1
Operating expenses and selling costs	$40,382	$0.91	$34,112	$0.78	$17,238	$1.85	$6,114	$1.96
Add:
Concentrate treatment and refining charges	1,291	0.03	2,863	0.07	3,318	0.36	1,605	0.52
Less:
Concentrate by-product credits	(148)	-	(316)	(0.01)	(5,890)	(0.63)	(2,447)	(0.78)
Total C1 cash cost	$41,525	$0.94	$36,659	$0.84	$14,666	$1.58	$5,272	$1.70

(in thousands of US dollars, except per pound amounts)
	Zinc (co-product)				Copper (co-product)
	YTD 2018		YTD 2017		YTD 2018		YTD 2017
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable metal sold (millions)		151.6		130.6		21.4		10.8
Operating expenses and selling costs	$127,501	$0.84	$112,467	$0.86	$39,138	$1.82	$20,926	$1.94
Add:
Concentrate treatment and refining charges	3,686	0.02	10,445	0.08	8,320	0.39	4,908	0.45
Less:
Concentrate by-product credits	(1,855)	(0.01)	(7,640)	(0.06)	(14,652)	(0.68)	(8,311)	(0.77)
Total C1 cash cost	$129,332	$0.85	$115,272	$0.88	$32,806	$1.53	$17,523	$1.62

Reconciliation of Realized Metal Prices

	Zinc		Copper
(in thousands of US dollars, unless otherwise noted)	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Total concentrate sales	$45,393	$62,228	$24,786	$9,252
Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	4,799	(2,450)	1,464	227
Concentrate sales, before pricing adjustments	$50,192	$59,778	$26,250	$9,479
Pound of payable metal sold (millions)	44.4	43.4	9.3	3.1
Realized price per payable pound sold, before pricing adjustments ($/lb)	$1.13	$1.38	$2.82	$3.06
Provisional and final pricing and quantity adjustments per payable pound sold ($/lb)	$(0.11)	$0.06	$(0.16)	$(0.07)
Realized price per payable pound sold ($/lb)	$1.02	$1.44	$2.66	$2.99
LME average price per pound ($/lb)	$1.15	$1.34	$2.77	$2.88

	Zinc		Copper
(in thousands of US dollars, unless otherwise noted)	YTD 2018	YTD 2017	YTD 2018	YTD 2017
Total concentrate sales	$188,674	$169,786	$61,589	$29,675
Add (less):
Provisional and final pricing and quantity losses (gains) on concentrate sales	19,670	74	2,170	(459)
Concentrate sales, before pricing adjustments	$208,344	$169,860	$63,759	$29,216
Pound of payable metal sold (millions)	151.6	130.6	21.4	10.8
Realized price per payable pound sold, before pricing adjustments ($/lb)	$1.37	$1.30	$2.98	$2.71
Provisional and final pricing and quantity adjustments per payable pound sold ($/lb)	$(0.13)	$-	$(0.10)	$0.04
Realized price per payable pound sold ($/lb)	$1.24	$1.30	$2.88	$2.75
LME average price per pound ($/lb)	$1.37	$1.26	$3.01	$2.70

OTHER INFORMATION AND ADVISORIES

Financial Instruments and Risk Management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Amended Annual Information Form for the year ended December 31, 2017, dated April 19, 2018, which is available on SEDAR at www.sedar.com.

The Company’s zinc and copper concentrates sales receivables and amounts refundable are carried at fair value as the receivables and payables are derivatives due to the provisional pricing of these sales contracts. The receivables and payables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the zinc and copper concentrates or direct shipment sales. There were no changes to the method of fair value measurement during the period. The Company’s zinc and copper concentrate trade receivables are carried at fair value. The fair values of the Company’s other financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Critical Accounting Policies and Estimates

The Company's consolidated annual financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The significant accounting policies applied, and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2017 annual consolidated financial statements, respectively, except as discussed below.

In preparing the condensed consolidated interim financial statements in accordance with IAS 34 – Interim Financial Reporting, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2017, which is available on SEDAR at www.sedar.com.

Accounting Changes and Recent Accounting Pronouncements

The accounting policies applied in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 are the same as those applied in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except as otherwise indicated. Refer to note 1 to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 for information on accounting pronouncements adopted in 2018 as well as issued accounting pronouncements that will be effective in future periods.

Effective December 31, 2017, the Company implemented a voluntary change in accounting policy with respect to exploration and evaluation expenditures. As such, certain prior period amounts within this management’s discussion and analysis have been restated in accordance with the new policy. Refer to note 12 of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 and to note 27 of the Company’s audited consolidated financial statements for the year ended December 31, 2017 for additional disclosure regarding the effects of the change.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the period ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Quality Assurance

Mr. Peter Manojlovic, P.Geo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this MD&A and approved its dissemination.

Forward Looking Statements

This management’s discussion and analysis contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Bisha Mine in Eritrea, 2018 zinc and copper by-product production guidance, its intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”) including timing for release of the Feasibility Study and the outcome of the Zijin offer to Nevsun Shareholders to acquire all of the issued and outstanding shares of Nevsun for C$6.00 per share in cash. The Company also cautions the reader that the PEA previously released in September 2017 and the PFS released in March 2018 on the Timok Project that support the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, are preliminary in nature and there is no certainty that the PEA or the PFS will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, exploration activities, the adequacy of financial resources, anticipated production, processing and recoveries of zinc and copper, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions, anticipated C1 cash costs to produce zinc or copper, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing and recovery rates of zinc and copper, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine and other events or conditions that may occur in the future regarding the Company or its projects.

The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges on the variable ore materials being processed and if the significant improvements in recovery rates of zinc and copper will be maintained or that recoveries to initial design levels will be achieved; the ability to extend mine life beyond the current mine plans; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; performance on ore production and waste movement and improvement in mining capability; delays in exploration, development and construction activities including commencement of the decline construction as planned; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the ultimate outcome of various claims and litigation, the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Amended Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NYSE American Corporate Governance

The Company’s common shares are listed on NYSE American. Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse/ and a copy of such description is available by written request made to the Company.

Cautionary Note Regarding Preparation of Mineral and Reserves and Resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws. Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System. The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Consequently, mineral resource and mineral reserve information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

This Management’s Discussion and Analysis uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” or “contained pounds” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.